UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. )*

Stitch Fix, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00002 per share

(Title of Class of Securities)

860897107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 632307104		13 G

1	Names of Reporting Persons. Lightspeed Venture Partners VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 10,338,170 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 10,338,170 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,338,170 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 53.0% (3)

12	Type of Reporting Person* PN

(1)                                 This Schedule 13G is filed by Lightspeed Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VIII”), Lightspeed General Partner VIII, L.P., a Cayman Islands exempted limited partnership (“LGP VIII”), Lightspeed Ultimate General Partner VIII, Ltd., a Cayman Islands exempted company (“LUGP VIII”), Barry Eggers (“Eggers”), Ravi Mhatre (“Mhatre”), Peter Y. Nieh (“Nieh”) and Christopher J. Schaepe (“Schaepe” and together with Lightspeed VIII, LGP VIII, LUGP VIII, Eggers, Mhatre and Nieh, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.

(2)                                 Includes 10,338,170 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)                                 The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 19,513,727 shares of Class A Common Stock outstanding (which reflects the sum of (x) 9,175,557 shares of Class A Common Stock outstanding as of December 15, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on December 22, 2017 (the “Current 10-Q”), and (y) 10,338,170 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 96,924,511 shares of Common Stock (including 87,748,954 shares of Class B Common Stock) outstanding as of December 15, 2017, as reported in the Current 10-Q, Lightspeed VIII beneficially owns 10.7% of the Issuer’s outstanding Common Stock as of December 15, 2017.

CUSIP No. 632307104		13 G

1	Names of Reporting Persons. Lightspeed General Partner VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 10,338,170 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 10,338,170 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,338,170 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 53.0% (3)

12	Type of Reporting Person* PN

(1)                                 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.

(2)                                 Includes 10,338,170 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)                                 The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 19,513,727 shares of Class A Common Stock outstanding (which reflects the sum of (x) 9,175,557 shares of Class A Common Stock outstanding as of December 15, 2017, as reported in the Current 10-Q, and (y) 10,338,170 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 96,924,511 shares of Common Stock (including 87,748,954 shares of Class B Common Stock) outstanding as of December 15, 2017, as reported in the Current 10-Q, Lightspeed VIII beneficially owns 10.7% of the Issuer’s outstanding Common Stock as of December 15, 2017.

CUSIP No. 632307104		13 G

1	Names of Reporting Persons. Lightspeed Ultimate General Partner VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 10,338,170 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 10,338,170 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,338,170 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 53.0% (3)

12	Type of Reporting Person* OO

(1)                                 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.

(2)                                 Includes 10,338,170 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)                                 The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 19,513,727 shares of Class A Common Stock outstanding (which reflects the sum of (x) 9,175,557 shares of Class A Common Stock outstanding as of December 15, 2017, as reported in the Current 10-Q, and (y) 10,338,170 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 96,924,511 shares of Common Stock (including 87,748,954 shares of Class B Common Stock) outstanding as of December 15, 2017, as reported in the Current 10-Q, Lightspeed VIII beneficially owns 10.7% of the Issuer’s outstanding Common Stock as of December 15, 2017.

CUSIP No. 632307104		13 G

1	Names of Reporting Persons. Barry Eggers

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 10,338,170 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 10,338,170 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,338,170 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 53.0% (3)

12	Type of Reporting Person* IN

(1)                                 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.

(2)                                 Includes 10,338,170 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)                                 The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 19,513,727 shares of Class A Common Stock outstanding (which reflects the sum of (x) 9,175,557 shares of Class A Common Stock outstanding as of December 15, 2017, as reported in the Current 10-Q, and (y) 10,338,170 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 96,924,511 shares of Common Stock (including 87,748,954 shares of Class B Common Stock) outstanding as of December 15, 2017, as reported in the Current 10-Q, Lightspeed VIII beneficially owns 10.7% of the Issuer’s outstanding Common Stock as of December 15, 2017.

CUSIP No. 632307104		13 G

1	Names of Reporting Persons. Ravi Mhatre

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 10,338,170 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 10,338,170 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,338,170 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 53.0% (3)

12	Type of Reporting Person* IN

(1)                                 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.

(2)                                 Includes 10,338,170 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)                                 The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 19,513,727 shares of Class A Common Stock outstanding (which reflects the sum of (x) 9,175,557 shares of Class A Common Stock outstanding as of December 15, 2017, as reported in the Current 10-Q, and (y) 10,338,170 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 96,924,511 shares of Common Stock (including 87,748,954 shares of Class B Common Stock) outstanding as of December 15, 2017, as reported in the Current 10-Q, Lightspeed VIII beneficially owns 10.7% of the Issuer’s outstanding Common Stock as of December 15, 2017.

CUSIP No. 632307104		13 G

1	Names of Reporting Persons. Peter Y. Nieh

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 10,338,170 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 10,338,170 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,338,170 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 53.0% (3)

12	Type of Reporting Person* IN

(1)                                 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.

(2)                                 Includes 10,338,170 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)                                 The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 19,513,727 shares of Class A Common Stock outstanding (which reflects the sum of (x) 9,175,557 shares of Class A Common Stock outstanding as of December 15, 2017, as reported in the Current 10-Q, and (y) 10,338,170 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 96,924,511 shares of Common Stock (including 87,748,954 shares of Class B Common Stock) outstanding as of December 15, 2017, as reported in the Current 10-Q, Lightspeed VIII beneficially owns 10.7% of the Issuer’s outstanding Common Stock as of December 15, 2017.

CUSIP No. 632307104		13 G

1	Names of Reporting Persons. Christopher J. Schaepe

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 10,338,170 shares (2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 10,338,170 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,338,170 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 53.0% (3)

12	Type of Reporting Person* IN

(1)                                 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017.

(2)                                 Includes 10,338,170 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)                                 The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 19,513,727 shares of Class A Common Stock outstanding (which reflects the sum of (x) 9,175,557 shares of Class A Common Stock outstanding as of December 15, 2017, as reported in the Current 10-Q, and (y) 10,338,170 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock). Based on the total of 96,924,511 shares of Common Stock (including 87,748,954 shares of Class B Common Stock) outstanding as of December 15, 2017, as reported in the Current 10-Q, Lightspeed VIII beneficially owns 10.7% of the Issuer’s outstanding Common Stock as of December 15, 2017.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Class A Common Stock, par value $0.00002 per share (“Class A Common Stock”), of Stitch Fix, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer: Stitch Fix, Inc.
Address of Issuer’s Principal Executive Offices: 1 Montgomery Street, Suite 1500 San Francisco, CA 94104

Item 2
(a)

Name of Person(s) Filing:
Lightspeed Venture Partners VIII, L.P. (“Lightspeed VIII”)

Lightspeed General Partner VIII, L.P. (“LGP VIII”)

Lightspeed Ultimate General Partner VIII, Ltd. (“LUGP VIII”)

Barry Eggers (“Eggers”)

Ravi Mhatre (“Mhatre”)

Peter Y. Nieh (“Nieh”)

Christopher J. Schaepe (“Schaepe”)

	(b)	Address of Principal Business Office: c/o Lightspeed Venture Partners 2200 Sand Hill Road Menlo Park, CA 94025
	(c)	Citizenship:
		Entities:	Lightspeed VIII	-	Cayman Islands
			LGP VIII	-	Cayman Islands
			LUGP VIII	-	Cayman Islands

		Individuals:	Eggers	-	United States of America
			Mhatre	-	United States of America
			Nieh	-	United States of America
			Schaepe	-	United States of America
	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 860897107

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2017:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)	Percentage of All Common (3)
Lightspeed VIII (1)	10,338,170	—	10,338,170	—	10,338,170	10,338,170	53.0%	10.7%
LGP VIII (1)	—	—	10,338,170	—	10,338,170	10,338,170	53.0%	10.7%
LUGP VIII (1)	—	—	10,338,170	—	10,338,170	10,338,170	53.0%	10.7%
Eggers (1)	—	—	10,338,170	—	10,338,170	10,338,170	53.0%	10.7%
Mhatre (1)	—	—	10,338,170	—	10,338,170	10,338,170	53.0%	10.7%
Nieh (1)	—	—	10,338,170	—	10,338,170	10,338,170	53.0%	10.7%
Schaepe (1)	—	—	10,338,170	—	10,338,170	10,338,170	53.0%	10.7%

(1)              Includes 10,338,170 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VII and share voting and dispositive power over the shares held by Lightspeed VIII

 (2)           The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 19,513,727 shares of Class A Common Stock outstanding (which reflects the sum of (x) 9,175,557 shares of Class A Common Stock outstanding as of December 15, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on December 22, 2017 (the “Current 10-Q”), and (y) 10,338,170 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock).

 (3)           The Percentage of All Common is based on the total of 96,924,511 shares of the Issuer’s Common Stock (including 87,748,954 shares of Class B Common Stock) outstanding as of December 15, 2017, as reported in the Current 10-Q.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Class A Common Stock of Stitch Fix, Inc. is filed on behalf of each of us.

Dated: February 14, 2018

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe